MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2006 NOV 28 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

06018851

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17th and 20th of November 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

Enclosures

dlw 11/29

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

16th November 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 15th November 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 13,928,096 Ordinary shares of My Travel Group PLC, representing 3.02 per cent of the issued share capital of the Company (461,067,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	12,895,029 shares	2.80%
UBS AG (Switzerland)	399,078 shares	0.09%
UBS AG - Total	**13,928,096 shares**	**3.02%**

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

p.p. Alexandra Harper

Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following business group and legal entities :

UBS Global Asset Management Life Ltd
UBS AG London Branch
UBS AG (Switzerland)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

20 November 2006

12. Total holding following this notification

UBS Global Asset Management Life Ltd	633,989 shares
UBS AG London Branch	12,895,029 shares
UBS AG (Switzerland)	399,078 shares
UBS AG Total	13,928,096 shares

13. Total percentage holding of issued class following this notification

UBS AG 3.02%

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

21 November 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

16th November 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 14th November 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in My Travel Group PLC.

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance

** TOTAL PAGE.01 **

Horton Wendy UK PLC

Subject: UBS AG - no longer a notifiable interest

We have received a substantial shareholder notification from UBS AG. They have decreased their interest below the notification threshold of 3%. Their last notification was on 9 November 2006 on which date they held 3.02% of the issued share capital of the company.

I have prepared a standard form RNS announcement to go out this afternoon. The number of ordinary shares currently in issue is 461,067,136 ordinary shares of 30p each.

Regards

Mike Vaux

Wendy Horton
Secretary to Mike Vaux and Emma Moysen
MyTravel Group Legal Department
Tel: +44 (0)1706 74 6143 Dial Plan (8120 6143)
Fax: +44 (0)1706 74 2117 Dial Plan (8120 2117)
E-Mail: wendy.horton@mytravel.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc ✓

2. Name of shareholder having a major interest

UBS AG ✓

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through its group and legal entities ✓

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied ✓

5. Number of shares / amount of stock acquired

Not supplied ✓

6. Percentage of issued class

Not supplied ✓

7. Number of shares / amount of stock disposed

Not supplied ✓

8. Percentage of issued class

Not supplied ✓

9. Class of security

30p Ordinary Shares ✓

10. Date of transaction

Not supplied ✓

11. Date company informed

16 November 2006

12. Total holding following this notification

No longer a notifiable interest.

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

17 November 2006

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2006 NOV 28 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 23rd of November 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-061123

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through its group and legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

22 November 2006

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

23 November 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899
www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

21st November 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 20th November 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in My Travel Group PLC.

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

PP

Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance